Filed by Albemarle Corporation

(Commission File No.: 001-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Transcript: Albemarle and Rockwood Announce Merger to Create a Premier Specialty Chemicals Company Conference Call

Event Date: 2014-07-15

C: Lorin Crenshaw; Albemarle Corporation; VP, Treasurer & IR

C: Luke Kissam; Albemarle Corporation; President, CEO

C: Bob Zatta; Rockwood Holdings, Inc.; CEO & CFO

C: Scott Tozier; Albemarle Corporation; SVP, CFO

P: John McNulty; Credit Suisse; Analyst

P: Kevin McCarthy; BofA Merrill Lynch; Analyst

P: Bob Koort; Goldman Sachs; Analyst

P: Vincent Andrews; Morgan Stanley; Analyst

P: Robert Walker; Jefferies & Company; Analyst

P: Jeff Zekauskas; JPMorgan Securities Inc.; Analyst

P: David Begleiter; Deutsche Bank; Analyst

P: Mike Harrison; First Analysis Securities; Analyst

P: Mike Sison; KeyBanc Capital Markets; Analyst

P: Roger Spitz; BofA Merrill Lynch; Analyst

P: James Sheehan; SunTrust Robinson Humphrey; Analyst

P: Tyler Frank; Robert W. Baird & Company, Inc.; Analyst

P: Chris Shaw; Monness, Crespi, Hardt & Co.; Analyst

P: Omar Abdel-Hafez; Tourbillon Capital Partners; Analyst

P: Operator;;

+++ presentation

Operator^ Good day ladies and gentleman, and welcome to the Albemarle and Rockwood announced merger to create a premier specialty chemicals company conference call. My name is Leanne and I will be your operator for today.

As reminder, that this call is being recorded. I would now like to turn the call over to Lorin Crenshaw, VP, Treasure and Investor Relations. Please go ahead.

Lorin Crenshaw^ Thanks Leanne. Good morning and welcome to Albemarle’s conference call to discuss our proposed merger with Rockwood Holdings. We are very pleased to announce this exciting transaction which will create a top tier specialty chemicals company and accelerate Albemarle’s growth.

After our prepared remarks, we’ll be happy to answer your questions. First a few logistical comments.

This morning we issued a press release and posted a slide presentation, both of which can be accessed on the investor portion of our website at Albemarle.com. This communication does not constitute an offer to sell, or solicitation of an offer to buy any securities or solicitation of any vote for approval.

In connection with the proposed transaction, we will file with the SEC a registration statement on form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, the definitive joint proxy statement prospectus will be mailed to Albemarle shareholders and Rockwood shareholders.

You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction, including information about Albemarle and Rockwood with respect to directors, executive officers and certain other members of management employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction.

I would like to remind you that our discussion today will include statements regarding the proposed merger and Albemarle’s plan, strategy and expectations regarding the future performance of the Company that may constitute forward-looking statements within the meanings of federal securities laws. Please note the cautionary language about our forward-looking statements contained in our press release and the investors presentation on our website this morning. That same language applies to this call.

In addition, our conference call may include discussions of non-GAAP financial measures. Reconciliations related to any non-GAAP financial measures discussed may be found in our press release or earnings presentation which are posted on our website.

Joining me on the call this morning will be Luke Kissam, President and CEO of Albemarle; Bob Zatta, Chief Executive Officer and Chief Financial Officer of Rockwood; and Scott Tozier, Senior Vice President and CFO at Albemarle. I would now like to turn the call over to Luke Kissam.

Luke Kissam^ Thanks Lorin. Let me reiterate our thanks for you joining us on such short notice. We are excited to be able to talk to you this morning’s announcement that we will be acquiring Rockwood in a $6.2 billion transaction that advances Albemarle’s strategy to drive accelerated growth and sustainable earnings.

We view this as a decisive move to create one of the world’s largest specialty chemical companies with market-leading positions across four very attractive high-margin growth businesses. Together we will have number one or number two positions in lithium, bromine, catalyst and surface treatment. Each has a strong competitive position and attractive growth prospect.

The transaction will expand our portfolio of world-class production assets and bring together two companies with a proven track record of delivering market-leading technology, product innovation and customized performance-based solutions for our customers. We have analyzed this opportunity for some time and we view this as a unique opportunity to acquire Rockwood and realize significant benefits together.

We have a great deal of respect for Rockwood and look forward to their employees joining Albemarle. This transaction nearly doubles Albemarle’s size, accelerates our growth and enhances our earnings profile, producing what we expect will be industry-leading adjusted EBITDA margins in excess of 25% and revenue growth well above GDP.

Importantly we will be well positioned with a diverse set of earnings growth drivers across our four business segments including lithium-based energy storage products, energy demand and population growth driving global refinery and polyolefin catalyst demand; growth in core bromine derivative markets in the near term and expansion into new bromine applications over time; leveraging our market-leading position in surface treatment products and services to deliver differentiated solutions and transportation in aerospace in the Americas and Asia; and finally substantial operating leverage from our combined organization.

The combination will further diversify our portfolio across product technologies, end market and geographies. The combined company will also generate strong free cash flow enabling us to rapidly reduce our leverage, support our ongoing dividend payments and continue investing in the key growth businesses. Simply put, we believe this is a strategically and financially compelling transaction that is consistent with our disciplined strategy for acquiring market leaders with strong free cash flow, performance-based products sole based on the value they deliver to customers and attractive underlying growth characteristics.

Rockwood meets each of these characteristics. And we believe this transaction will enable us to deliver more consistent, predictable earnings growth which in combination with the synergies we have identified should drive long-term value creation going forward.

As you can see from our press release, under the terms of the transaction, Rockwood shareholders will receive a combination of cash and Albemarle stock valued at $85.53 per share based on yesterday’s closing prices which values Rockwood at a 13% premium. Upon closing, Albemarle’s shareholders will own approximately 70% of the combined company and Rockwood’s shareholders will own approximately 30%.

In terms of the financial impact we expect the transaction to be accretive to cash earnings in the first year, accretive to adjusted EPS in the second year and substantially accretive thereafter. We plan to deliver approximately $100 million in annual cost synergies primarily derived from eliminating corporate structure cost and achieving purchasing leverage advantage and operational economies of scale. The combined company will generate approximately $500 million in cash flow on a pro forma basis in the first year, rising substantially going forward as we grow.

I will continue as President and CEO and Jim Nokes will continue to serve as our Non-Executive Chairman. Going forward, our Board will include eight Albemarle directors and three Rockwood directors.

Scott will get into the details of the financing and our plans for capital allocation in a few minutes but let me point out that we have obtained committed financing and expect to maintain our investment grade credit rating. We are targeting to close the transaction in the first quarter of 2015 subject to regulatory approvals, shareholder approvals from both companies and other customary closing conditions.

Albemarle will operate across four attractive businesses with the number one or number two positions across each of those four segments. Across bromine and lithium, the Company will have an unrivaled asset base with unique access to low-cost raw materials and vertically integrated production processes. We expect substantial opportunities for production technology synergies given the similarities in extracting lithium and bromine.

With contributions coming from this balanced portfolio of attractive businesses, we expect to deliver more consistent and predictable earnings growth. Both businesses have also demonstrated strong free cash flow profiles.

And as you can see on slide 7 based on our estimates of their organic, underlying market growth rates in each of these segments, we expect to accelerate our overall growth rate. As a key leader across these four categories, the combined company will also benefit from broader geographic reach and greater diversity across attractive end markets. By diversifying the geographies in end markets we serve, we dramatically expand our addressable markets, reduce reliance on any single market and enhance our potential for consistent organic growth.

In the coming years, we expect growth to come from a wide range of diverse sources. Growth in lithium for instance will come from the continued proliferation of electronic devices as well as energy storage with the prospects for battery growth within the automotive industry especially attractive.

We expect new applications to complement growth in Albemarle’s existing bromine end markets driven by a proliferation in digital technology, offshore deep water drilling and mercury control emission reductions. Catalyst growth will come from rising fuel consumption in developing markets, improving environmental standards including clean air and clean fuel mandates and the increasingly complex crew slate. And finally, the prospects for growth in surface treatment are attractive, driven by transportation and aerospace application and leveraging Rockwood’s market leading technology and service leadership to meet increasing customer demand for products with rigorous quality and performance specification.

This business is also poised to take advantage of geographic expansion in the Americas and Asia. In short, this combination creates a premier specialty chemical company with a unique expertise in providing innovative performance-based solutions to meet the needs of our customers. That expertise and focus on the current and future needs of our customers will drive growth for the business and increase returns and value for our shareholders.

Scott will talk to you more in a minute about why we believe this is such an attractive transaction from a financial perspective. But first I would like Bob Zatta to tell you more about Rockwood. Bob?

Bob Zatta^ Thank you Luke. I am on slide 11 of the presentation. And good morning everyone.

Let me start by saying that on behalf of the Board and leadership team everyone at Rockwood is very excited about today’s announcement. We have a great deal of respect for Albemarle and couldn’t be more pleased to be combining our companies.

I know many of you on this call already know Rockwood but for those of you who are less familiar, let me start by pointing out that Rockwood today is a very different company than we were just two years ago. Our team has put in tremendous effort to establish Rockwood as a leading pure play specialty chemicals company focused on lithium and surface treatment.

Lithium which is today about 35% of our sales is an excellent high-margin business. We have an integrated business model from resource to downstream specialty products and have secure access to significant and diverse long-term lithium reserves.

Rockwood is by far the most experienced, largest and lowest cost producer of lithium and lithium compounds in the world. We have tremendous confidence in that growth prospects for this business not only in the energy storage space but across pharmaceutical and agrochemical applications as well.

Our surface treatment business which is about 56% of sales is truly a cash generating machine. It is the only global, totally dedicated surface treatment business. It ranks number two globally and has a balanced and diversified customer base across size, industries and technologies.

We make chemicals which are used to clean the surfaces of metals before they are painted or coated. This business does not require a lot of CapEx and drives sales and EBITDA growth by providing comprehensive expertise and a broad range of technical services to our customers.

Turning to slide 12, we believe the transaction with Albemarle was a very compelling opportunity for Rockwood shareholders who will benefit from an immediate premium, a large cash payment and importantly the opportunity to participate in the significant upside of the combined company into the future. Our companies have similar business profiles with strong number one or number two positions in high-growth markets and high-margin businesses. We have synergistic manufacturing processes and are combining advanced extraction and processing technologies in both lithium and bromine, market-leading technologies and records of innovation.

Importantly, we also share similar values with a focus on innovation, developing high-performance products that solve difficult customer challenges and execution. In sum, as part of a larger more diversified platform, we believe the combined company is positioned to deliver growth and value creation. This will benefit all of our constituents, shareholders, customers and employees.

I will now turn the call over to Albemarle’s CFO, Scott Tozier, who will tell you more about the financial benefits of this transaction. Scott?

Scott Tozier^ Thanks Bob. I would like to echo both of Luke and Bob’s remarks, this is a compelling transaction that delivers significant value to both Albemarle’s and Rockwood shareholders.

Through this combination, we are enhancing Albemarle’s flexibility and financial strength by creating a larger company with improved revenue growth, industry leading EBITDA margins, more predictable and consistent earnings growth and strong free cash flow. Revenue growth will improve to be significantly above GDP given our stronger, more diversified company. We expect to generate industry-leading EBITDA margins in excess of 25%.

In addition, we expect the transaction to be accretive to cash EPS in the first year and accretive to adjusted EPS in the second year and substantially accretive thereafter. And the combined company will have substantial free cash flow which will allow us to focus on rapidly deleveraging while at the same time maintaining our dividend.

To help you level set, Rockwood’s expected 2014 pro forma EBITDA adjusted to exclude the businesses being sold to Huntsman and including a full year of EBITDA from their 49% share in the Talison JV is approximately $490 million. Cash adjustments include a $513 million cash contribution into Talison which closed on May 28 and a $1 billion in cash from the Huntsman deal which is expected to close by September, giving a pro forma cash balance of a little over $1.9 billion. The enterprise value to EBITDA ratio with synergies using these performance is 11.3 times.

We also expect to deliver additional value through highly realizable synergies. Specifically we are committed to achieving $100 million in annual cost synergies driving incremental value creation which we expect will be fully realized by 2016.

We will achieve this through several levers. First, we believe we can create savings through the elimination of redundant corporate costs; second, we will achieve synergies through the transitioning of some of Rockwood’s key operations into Albemarle’s low-cost back office support model; third, we expect to derive improved sourcing costs based on our increased scale; and fourth, we believe we can leverage our expertise in extracting bromine and lithium to drive production synergies; and lastly we expect it to be able to leverage high throughput experimentation capabilities in surface treatment and catalyst to develop differentiated formulations for our customers.

The transaction will be financed through $2.2 billion of existing cash, $1.5 billion in new debt financing and $2.5 billion in equity with approximately 34.7 million new shares issued at closing. We expect our net debt to EBITDA including synergies to be at 3.5 times at closing and quickly deleveraging.

We have financing commitments in place from Bank of America Merrill Lynch and our financing plan and deal structure is consistent with our focus on maintaining our investment grade status. Like Albemarle, Rockwood generates significant free cash flow. Combined 2014 free cash flow is expected to be in excess of $500 million with a free cash flow yield of over 7% with substantial upside as catalyst, lithium and bromine asset utilization rises and we delever the balance sheet.

From a capital allocation standpoint, our top priority will be to rapidly reduce our leverage. Consistent with this focus on deleveraging, we will be suspending our share repurchase program.

Similar to the range we have targeted in the past, we continue to expect CapEx in the range of 4% to 6% of revenue. We also remain committed to our previously disclosed objective of reducing working capital by $100 million by the end of 2015.

Finally, given our expectations for the growth of the business and the free cash flow we expect to generate, we will be maintaining our dividend at an annualized rate of $1.10 per share.

Before we take your questions, let me reiterate a few key takeaways. This transaction creates a premier specialty chemicals company with leading market positions and attractive end markets around the world and a history of providing industry-leading returns to shareholders.

We expect to be able to accelerate our growth potential across our four high-margin businesses, lithium, catalyst, bromine and surface treatment. The combined company portfolio consists of differentiated performance-based technologies to drive innovative solutions. We will have even greater capacity in place to support future growth and drive improved profitability.

We believe this is a compelling transaction that will generate substantial cash to support rapid deleveraging, ongoing dividend payouts and investments to drive future growth. Operator, we are ready to open it up to Q&A.

+++ q-and-a

Operator^ (Operator Instructions). John McNulty, Credit Suisse.

John McNulty^ Thanks very much for taking my questions and congratulations to both companies. Had a quick question, with regard to — I guess well, two things. First on the pending Huntsman transaction, can you walk us through if the deal or the price around the deal or how it is structured is actually contingent on that transaction?

Luke Kissam^ Yes, the transaction is not contingent in any way on the Huntsman transaction.

John McNulty^ Okay, great. And then with regard to maybe Bob you can add a little color into this, like in terms of how Rockwood may have been shopped around, was there an auction process?

Were you approached by Albemarle? Can you kind of walk us through how maybe this transpired?

Bob Zatta^ Sure. First of all, hi John how are you doing?

You know John we have been saying for a long time, and Seifi has said a thousand times that we are all about our shareholder value creation. And probably even if you go back almost two years ago at our Investor Day, when we started talking about the program to divest some of the non-core businesses, we kind of reiterated that point wanting to get focused on lithium and surface treatment.

So this whole shareholder value creation idea has been something that has been driving us for years and years. And as I say we have said that many many times.

We have along the lines looked at a number of opportunities, looked at a number of transactions with a number of people. We have known Luke and his team for a while. These things do not happen overnight.

And so our view is that, and we have had numerous conversations with our Board of Directors around this subject, and so we feel as though this is a great opportunity for Rockwood as I said in my comments for our shareholders, for our employees and all of our constituencies.

John McNulty^ Great. I think that sums up what we were looking for. Thanks a lot and congratulations again.

Luke Kissam^ Thank you.

Operator^ Kevin McCarthy, Merrill Lynch.

Kevin McCarthy^ Good morning I’ve like to add my congratulations to you all is well. Luke, can you comment on the expected synergies of $100 million by 2016 in terms of the likely cadence of how that would flow through the financials in year one and year two as well as the apportionment among the various categories you mentioned, back office, securement, production, etc.?

Luke Kissam^ Yes. Kevin, thanks a lot. What I think the cadence of it is we are going to be as rapid as we can. And ensure that we allow the businesses to continue to grow.

The great thing about this combination is those are four strong businesses run by four very strong leaders. So we are very confident in the ability of those businesses to continue to deliver during this transition time if you will.

But from a cadence of the synergies, we have modeled $50 million in the first year, roughly, and about $50 million in the second year. And that is what we think is reasonable.

As to how they will look and the cadence of them and how it is divided up, I would rather not get into those details right now. I think to be fair we need to have the integration team come in and have a set plan and communicate with our employees prior to making it public on a call like this. So suffice it to say we have got some identified options that we will push to and we are confident in our ability to get those synergies.

Kevin McCarthy^ Fair enough. And then as a follow-up, would you comment on any breakup fees associated with this agreement and also to the extent to which you have had an opportunity to discuss some of the pro forma metrics with credit rating agencies?

Luke Kissam^ We have talked with credit rating agencies previously. And again we believe that based upon the transaction we have struck here that we will be investment grade.

We are confident in that. As to the breakup fees suffice it to say they were negotiated and they will be in the public filings.

Kevin McCarthy^ Thanks very much.

Operator^ Bob Koort, Goldman Sachs.

Bob Koort^ Thank you, good morning. Luke, I am just curious on the lithium side it seems like there is a pretty wide range of potential outcomes in that business. And so when you looked out three to five years, is there a meaningful take off there?

It seems like you are 2 to 3 times GDP is maybe faster than we have seen but maybe not as fast as some people have speculated. Can you sort of give us a sense of what you see on that outlook in lithium?

Luke Kissam^ Sure. Bob, when we looked at this and we had a number of third parties that we came in and assessed the lithium situation, we also spent a great deal of time with the Rockwood lithium team to understand the data that they had.

And we certainly believe and I think Seifi has said this and Bob on a number of occasions that they see an inflection point in the 2017 kind of range. And we certainly believe — now, you could be off a year, you could be off six months in what that inflection point is. But we certainly believe that in that timeframe, we are going to see an inflection point in lithium and remain excited about the growth opportunities there.

Bob Koort^ And would that require an additional capital investment? Or would that keep you in that 4% to 6% range in the up to $900 million of free cash flow you’re looking at?

Luke Kissam^ Those numbers in that period of time, they would not require an additional capital other than what is already been committed from a Rockwood standpoint. And then at the appropriate time we would be as a leadership, in a leadership position certainly have the lithium reserves and the capability to expand to meet the growing demand for the market if necessary.

Bob Koort^ And then two quick housekeeping ones if I could. Was there any share repurchased by Albemarle in the second quarter that would have brought the cash balance down and have you determined which three Rockwood directors are joining you?

Luke Kissam^ Two things. One is the first question we have we did acquire shares.

If you will remember we announced an accelerated share repurchase program in the amount of roughly $100 million. And at this point in time, we are not saying which directors will be joining from Albemarle or from Rockwood.

Bob Koort^ Got it. Thanks very much.

Operator^ Vincent Andrews, Morgan Stanley.

Vincent Andrews^ Thanks and congratulations to everyone. Maybe just a quick question Luke.

You know you guys had had some plans to get into bromine or I’m sorry into lithium organically. How does this transaction impact those plans in any way?

Luke Kissam^ Well it certainly de-risks those brine reserves that we have. It is one thing when you’re going to get in with a new technology and be a new market entrant. It is certainly another when you combine with the world’s greatest lithium technology with the market leader.

So we will certainly assess the capacities there, the need for that. It gives us, though, another opportunity with another very secured supply of high-quality lithium products globally which is a benefit going forward.

Vincent Andrews^ And then just maybe a question on how this might impact your — you had announced sort of a increase in R&D spend in bromine back at the Investor Day not far ago. So maybe now that sort of the story has changed and there are four legs on the stool, are you still that focused in spending R&D on bromine? Or maybe reallocate that spend somewhere else?

Luke Kissam^ Absolutely committed. No question. This gives us the additional free cash flow, the strength in the markets that we will continue to drive innovation across those four business segments.

And certainly the focus on new applications for bromine will remain at the forefront of that as will the case with high throughput experimentation for breakthroughs in surface treatment and catalyst as will the continued great work that Rockwood lithium has done in driving product performance in the lithium business. So we are committed to — look, what makes Rockwood such a interesting opportunity in this combination so well is we sell products but we provide solutions to customers and you can’t do that without a focus on innovation and R&D. And you will continue to see that core principle in both those companies driving forward into the future.

Vincent Andrews^ Okay, thanks very much. I’ll pass it along.

Operator^ Roberts Walker, Jefferies.

Robert Walker^ Good morning. Is four legs to the business the right number long term?

Luke Kissam^ Well, I think that is left to be seen obviously but right now I love those four businesses. I think we ought not focus as much on four legs, five legs, three legs and focus on what these businesses bring together.

If you look at bromine and lithium, both of them we are going to have the world’s low-cost and the most diverse source of that key raw material in lithium bromine than anybody in the world. Our extraction capability is coming together, the synergies that we believe we will have in improving both systems together are going to drive significant values.

Then if you look at surface treatment and you look at our catalyst business, both of those businesses are keyed on innovation, but also on that touch with the customer. Understanding the customer need and being there in their market with them either in their refining unit or in their facilities in surface treatment providing them the service that they need. So these are very, very — you can say it is four legs, and it is really is, it is four different end markets. But when you look the way we go to the market and the way we produce are very similar and overlap there.

Robert Walker^ All right, thanks. And then in terms of the model and the accretion comments you made, just trying to get some rough idea as to in those comments what are you expecting for intangible amortization expense? And what is your expectation for targeted ROC say three to four years out?

Scott Tozier^ So we expect that the amortization increase on the combined company will be in the range of $60 million to $65 million based on the purchase accounting. And I am sorry, what was the second question?

Robert Walker^ Your targeted return on capital three to four years out from this deal?

Scott Tozier^ Yes, as I have stated previously, Albemarle has been very focused on evaluating projects both internal and organic projects as well as M&A projects based on returns. I stated in the Investor Day and previously that our returns for M&A projects would be at or above our weighted average cost of capital. In this case this case meets that as well and as we grow we expect that return to continue to grow quickly.

Robert Walker^ Okay, thank you.

Operator^ Jeff Zekauskas, JPMorgan.

Jeff Zekauskas^ Hi, good morning. I wasn’t clear on one of the previous answers.

Do you intend to go ahead with attempting lithium production in Arkansas? Or do you not intend to go ahead with that? Or have you not decided?

Luke Kissam^ Jeff, we have not decided. We are running the pilot plant and we are going to look at what the supply, what the economics could be. And we certainly want to get the Rockwood lithium expertise to come in and look and understand what we are doing to make sure.

Maybe they have got a better way to do it. Maybe there are other opportunities.

But we need to come in and assess that. So I wouldn’t say we are going to do it, I wouldn’t say we are not going to do it. My point was that if the decision is made to exploit those resources, certainly given the combined company there is less risk in doing so than if Albemarle were to do it as a standalone.

Jeff Zekauskas^ Right, okay. That is fine. And then secondly, on the $100 million in cost synergies, Rockwood was a pretty lean company and there isn’t obvious large overlap in the two companies and I don’t know maybe there is $30 million in corporate costs that immediately go away.

So say of the remaining $70 million, which is the biggest bucket in terms of cost reduction?

Luke Kissam^ I think if you look at those costs it is across there. We have got for instance there is a byproduct that we produce as a from our bromine production. That happens to be a very key raw material in some of the Rockwood processes.

So there are some raw material synergies that we are going to have simply from a byproduct stream that we make that Rockwood is buying today. So there is opportunity is going to be there.

I think that the technology from a lithium and bromine standpoint when you look at those there will be buckets there. From a pension standpoint, we certainly believe there is some cost synergies to be had from how we manage the pension and accounting and how we account for the pensions and such things.

I don’t want to go into details. I agree with you, it is aggressive but we believe when you look at those and you look at the way that we run the business, Albemarle, and you look at the way that Rockwood runs the business, there are going to be opportunities that we can take the best of both practices and we are confident we can get there over two years.

Jeff Zekauskas^ Okay, great. Thanks so much Luke.

Operator^ David Begleiter, Deutsche Bank.

David Begleiter^ Thank you and congratulations Luke and the team. Luke and Scott, tax rate for the combined new entity, what is your thought near term and longer term?

Scott Tozier^ Yes, the combined entity right now we’re looking at a tax rate of between 25% and 26%.

David Begleiter^ Fair enough. And just and Scott just the thought process on the 60%-40% cash versus stock breakdown?

Scott Tozier^ In terms of — so I mean as you look at that so they cash per share would be about $50.65. The stock component about $35.88.

And the thought process really is that we would have a fixed cash component to this. And a fixed share count and obviously as the stock price ALB moves that will vary as well.

Luke Kissam^ And Dave, this is Luke. As to the breakdown, we felt it was important when you looked at the combined company that we maintained an investment grade rating.

So we utilized through some good structuring, work that was done, we believe will be able to utilize the cash on the balance sheet from Albemarle and Rockwood. And then we will borrow to up to the level for investment grade.

David Begleiter^ Very good. And just lastly Luke, on the Q2 numbers, the slight beat, good number in SECs and polymer catalyst, how much of that is sustainable and any initial thoughts on back-half numbers versus consensus?

Luke Kissam^ Yes, David, we will talk about that in a couple weeks when we do that. But, you know, 10% is a slight beat. That is a little tough on me, David.

David Begleiter^ Okay. It’s a very solid beat.

Luke Kissam^ (laughter) Yes, yes. We look forward to talking about that at the end of the month, David. Is that fair?

David Begleiter^ Very fair, and congrats on a very strong Q2 (laughter).

Operator^ Mike Harrison, First Analysis.

Mike Harrison^ Hi, good morning, and let me add my congratulations as well. Wanted to dig in a little bit on the fifth synergy component there. You mentioned high throughput experimentation capabilities. It sounds like that is a little bit kind of an R&D cross pollination. Can you maybe give some details at least early on in what you are thinking could come from R&D cross pollination?

Luke Kissam^ Yes, I will. If you look as I said — if you look at surface treatment and catalyst in particular here with high throughput experimentation, what we are trying to do in each is provide a very customized solution for what each customer of those businesses are seeking.

Whether it is a formulation and surface treatment, whether it is a different metal loading on the catalyst or what it might be, we are looking for the specific solution to the specific problem that that specific customer has. As a result, when we use the high throughput experimentation, we are able to greatly reduce the time that it takes to find that specific solution, thereby being ready with the customer on a real-time basis with what they need.

We believe that by doing that across the surface treatment as well as the catalyst business and expanding our high through experimentation expertise, we will be able to be even more responsive to the needs of our customers and thereby give us a meaningful competitive advantage.

Mike Harrison^ All right. And I think Jeff mentioned that Rockwood tends to run kind of a pretty lean ship. I was curious as you look at the two different businesses that you are buying, do you plan to kind of maintain the management structure as it is and continue to have the same leaders in place or is that yet to be determined?

Luke Kissam^ Well, when you look from a business perspective, with certainly Albemarle, you will remember at the beginning of last year it went to a global business unit structure. Very similar to has been done at Rockwood for some time.

And as I said at the beginning I think those four business each have very strong leaders. And we are dependent on them and confident in their abilities to continue to run those businesses during this transition and well into the future.

Mike Harrison^ All right. And last question for me. I know you said you wouldn’t say which three Rockwood directors would join. But is it high likelihood that Seifi Ghasemi would be joining the Albemarle board?

Luke Kissam^ Yes, I am not, again I appreciate the question but I am not going to comment at this time.

Mike Harrison^ All right, I thought I would try. Thank you and congratulations again.

Operator^ (Operator Instructions). Mike Sison, KeyBanc.

Mike Sison^ Hey guys, congratulations again across the board. Luke, in terms of maybe the debt reduction here, anything that you will incrementally look to sell maybe in your performance chemicals or any of the businesses, any divestitures that you could look at to increase the speed of the debt paydown?

Luke Kissam^ The great thing about these businesses is that when you put them together, the cash flow generation it’s such an accelerated rate. You know you’re going to be able to delever so rapidly.

We are not in a situation where we need to do that. We do not need to divest anything to be able to delever the way we like to. Obviously we’ll be looking at all of these businesses to ensure that they meet with our strategic goals going forward and they are delivering the kind of returns and shareholder value that we expect them to.

Mike Sison^ Okay. And then when you talked about the accretion numbers for year one and two, can you talk about and maybe Bob can give us some perspective given I am not as familiar with his businesses but what type of growth you are looking for in 2015 and 2016 from each of the four businesses that sort of underpin some of the earnings accretion?

Luke Kissam^ I think if you will let us — look, we think there is good, strong growth in these businesses going forward. I think the real — the leader probably from a growth perspective when you look at that is going to be lithium with the highest growth rate that we anticipate going forward.

But all of these businesses are going to grow at GDP or greater is our expectation. And we’ll obviously have a lot more detail in that (inaudible) when we go to put it in there Mike.

Mike Sison^ Great. Thanks guys.

Operator^ Roger Spitz, Merrill Lynch.

Roger Spitz^ Thank you. Have you thought about when you might expect to take out Rockwood’s 4 and 5AC notes of 20 perhaps at their first call in October 2015?

Luke Kissam^ Yes, so we reviewing that now. I mean as we structure the deal Albemarle will be assuming that debt. We’ll be putting a parent guarantee on top of that, and we will be taking a look at the capital markets and assessing our ability to take advantage of those calls.

Roger Spitz^ Thank you very much.

Operator^ James Sheenan, SunTrust.

James Sheehan^ Thank you. Just on the titanium-dioxide business, if for any reason that failed to close, would you be interested in retaining that asset?

Luke Kissam^ Well, if it fails to close and we close the transaction, we will obviously have those assets. And we will assess it at that time and either continue to run it or pursue an alternative — strategic alternatives for it.

James Sheehan^ And just on your interest in M&A and in the catalyst area and polyolefins that you previously expressed, would your plans for further M&A be on hold as you try to integrate this large transaction?

Luke Kissam^ Yes. I think we have got all we can say grace over right now. And we will get this integrated but the beauty of this deal is the cash flow and the rapid deleveraging and the size and scope of the business which will give us ample opportunity to integrate, paydown debt and be in a position that we can aggressively pursue not only organic growth but also other acquisitions that can drive shareholder value both in the short and long term.

James Sheehan^ Thanks a lot Luke.

Operator^ Tyler Frank, Robert Baird.

Tyler Frank^ Hi guys, congratulations and thanks for taking the question. I was wondering if you could discuss the capital structure a little bit. You are obviously going to be 3.5 times net debt to 2014 in respect to the EBITDA.

Does this change your long-term capital targets, the merger? And then going one step further on the dividend, how should we think about the dividend both I guess throughout the remainder of this year and 2015. Will there likely be any increases there or do you just plan to maintain it?

Luke Kissam^ Yes, let me talk about the dividend first and then I will turn it over to Scott to talk about the capital structure. We have been very consistent in our dividends. I don’t see the dividend changing this year.

But we have consistently raised that dividend on an annual basis. And when we look at our cash flow and ability to go forward, we certainly built in what we believe will be a good dividend increases going forward and would expect to continue that trend. And with that I would let Scott talk a little bit more about your capital structure.

Scott Tozier^ Yes Tyler. I mean as I said, the initial capital structure will have a leverage of net debt to EBITDA of around 3.5 times. The net debt will be around $3.7 billion. So our focus for the next couple of years is deleveraging.

And turning the cash flow that both of these high-quality businesses are generating, and paying down that debt to get to a point that we are more comfortable. We have not assessed yet exactly what that target would be. We will be doing that over the coming months and quarters, but you can expect that we will provide guidance as that firms up.

Tyler Frank^ Great. Thank you guys. Congratulations.

Operator^ Chris Shaw, Monness, Crespi.

Chris Shaw^ Good morning and congratulations. I think you answered this somewhat in Mike’s question earlier but it sounds like you are going to run things pretty decentralized. But do you see any I guess operational integration in some of the businesses that you are acquiring? And I guess specifically I am looking at maybe lithium and bromine.

Luke Kissam^ Yes, again, I think there is opportunities to bring what the best the way Rockwood does and the best the way Albemarle does it. I think there some efficiencies could be gained there. I also think there been very successful in how they’ve been running those businesses today.

But there is some back office opportunities that I think we can leverage. I also think from a R&D standpoint working together as we talked about from high throughput experimentation in catalyst and surface treatment but also from an extraction technology in lithium and bromine.

Chris Shaw^ But primarily, they will be run separately?

Luke Kissam^ I can’t hear you, I apologize. Could you say that again?

Chris Shaw^ I am sorry. But primarily they will be run separately?

Luke Kissam^ Primarily, yes.

Chris Shaw^ Okay. And then just curious, we haven’t talked much about surface treatment. Is there any specific synergies in that business that you guys see?

Luke Kissam^ Well, we are — Albemarle is not in surface treatment. But as I said, as the way that we go to the customer, there is some overlap there. From particularly in automotive, some opportunities there where I think we will be able to leverage some things in our performance chemicals markets in the automotive industry with the great relationships that Rockwood had today in that area.

And there are other businesses like that. I’d also again point to the high throughput experimentation opportunities there and the ways that we can collectively use that high throughput experimentation to increase our real-time commitment to our shareholders. I mean I said shareholders, shareholders but also our customers and providing solutions that they need to their problems.

Chris Shaw^ Great, thanks.

Operator^ John Roberts, UBS.

Luke Kissam^ Go ahead Christine to the next —

Operator^ John Roberts, from UBS please go ahead.

Lorin Crenshaw^ That’s okay, we can go to the next question.

Operator^ John McNulty, Credit Suisse.

John McNulty^ Thanks, just a couple of quick follow-up questions. First, I know there was thoughts — I guess there were thoughts for Rockwood about potentially making some significant investments further in lithium like on lithium hydroxide, potential projects, etc. Can you walk us through how you are thinking about the CapEx for Rockwood going forward the next couple of years?

Luke Kissam^ Yes, I mean in sitting down and talking with the Rockwood, lithium and Rockwood corporate groups, we listened to their capital needs in order to maintain their market leadership in the lithium market to meet the increasing demand and we have modeled that into the numbers that we have talked about. So we still believe we will be able to deleverage rapidly and utilize the capital that we need to invest to grow not only that lithium business but surface treatment, catalyst and our performance chemicals business as well. So that is built — what is necessary in order to continue to be the market leader across these four statements is built into our financial model.

John McNulty^ Okay, great. And then with regard to the Talison JV, I believe there is a put call kind of arrangement or at least a call arrangement for them on some of Rockwood’s lithium assets in Europe.

Does this transaction change that? Is there any negotiation that has to take place around that or is that just still intact it is just with a different company now?

Luke Kissam^ It is still intact.

John McNulty^ Okay. And then just the last question, is there any exclusivity arrangement at this point for Rockwood at this point?

Luke Kissam^ The S-4 will come out and it will be fully disclosed at that point in time. And that is — my lawyers are sitting here telling me that is what I need to say. So yes, be on the lookout for the S-4.

John McNulty^ Fair enough. Thanks very much for taking my questions.

Operator^ Omar Abdel-Hafez, TCP.

Omar Abdel-Hafez^ Hi it is Omar Abdel-Hafez from Tourbillon Capital, thanks for taking the question. First off congrats on a great deal by the Albemarle team. I think this is highly accretive and certainly puts you in a great strategic place.

I just wanted to ask the Rockwood representatives, Robert, I think John McNulty asked earlier about the process and I think tried a different angle with the exclusivity. Was this an auction?

Bob Zatta^ This was not an auction in the classic sense. We have had a lot of conversations with a lot of people, we have worked with our advisors and over the last two years we have done a lot of work in this area. So we are very confident that what we come up with is a really good outcome for Rockwood shareowners.

Omar Abdel-Hafez^ Great, thank you.

Operator^ Thank you. You have no questions at this time. (Operator Instructions).

Lorin Crenshaw^ Operator, at this time I would like to just say thanks to everyone for your time today. We look forward to answering additional questions on the transaction in the coming weeks.

As a reminder, this morning in addition to announcing our intention to merge with Rockwood, we also preannounced our second-quarter earnings and moved the earnings release date back one week to Wednesday, July 30. Our second-quarter earnings conference call is now scheduled to occur at 9 AM Eastern on Thursday, July 31. We look forward to speaking with you then and thanks again for your time and attention.

Operator, that concludes our remarks. You may end the call.

Operator^ Thank you for your participation in today’s conference. That does conclude the presentation. You may now disconnect and have a great day.

Important Information for Stockholders and Investors

Nothing in this transcript shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood Holdings, Inc. (“Rockwood”) or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Some of the information presented in this transcript may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth and earnings, and all other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction, the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.